Item 77C) Matters submitted to a vote of security holders

RS Investment Trust

A special meeting of the shareholders of RS Investment Trust ("the Trust") was held on May 23, 2014. At the meeting, the shareholders of the Trust elected Judson Bergman, Dennis M. Bushe, Margherita L. DiManni, Kenneth R. Fitzsimmons, Anne M. Goggin, Lawrence E. Harris, Christopher C. Melvin, Jr., Gloria
S. Nelund, and Matthew H. Scanlan as trustees of the Trust.

The shareholders of RS Global Natural Resources Fund approved a sub-advisory agreement between RS Investment Management Co. LLC and SailingStone Capital Partners LLC ("SailingStone"), pursuant to which SailingStone would serve as sub-adviser to RS Global Natural Resources Fund.


Proposal 1:  Election of Trustees

Nominee			Votes For	Votes Against/ 	  Abstentions
                                            Withheld
Judson Bergman	  550,801,232.965       9,280,122.985          0.000
Dennis M. Bushe   550,597,774.166       9,483,581.784          0.000
Margherita L.
DiManni           550,787,370.938       9,293,985.012          0.000
Kenneth R.
Fitzsimmons       550,425,719.024       9,655,636.926          0.000
Anne M. Goggin    550,954,630.766       9,126,725.184          0.000
Lawrence E.
Harris            550,636,278.980       9,445,076.970          0.000
Christopher C.
Melvin, Jr.       550,776,574.483       9,304,781.467          0.000
Gloria S.
Nelund            550,067,457.888       9,013,898.888          0.000
Matthew H.
Scanlan           550,564,139.160       9,517,216.790          0.000


Proposal 2:  Approval of sub-advisory agreement (RS Global Natural
Resources Fund)

      Votes For	   Votes Against/    Broker Non-Votes   Abstentions
                        Withheld
62,608,193.113       535,294,646       25,433,033.901   804,126.203